

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4720

August 25, 2009

Louis J. Cappelli
Chairman and Chief Executive Officer
Sterling Bancorp
650 Fifth Avenue
New York, NY 10019-6108

      Re: Sterling Bancorp
             Form 10-Q for Fiscal Quarter Ended June 30, 2009
             File No. 001-05273

Dear Mr. Cappelli:

      We have reviewed your response dated August 14, 2009 and have the following comment. Where indicated, we think you should revise your disclosure in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-Q for Fiscal Quarter Ended June 30, 2009

Asset Quality, page 37

1.   We have reviewed your revised disclosures and supplemental information in response to prior comment two from our letter dated July 24, 2009. Given your significant concentration in lease financing receivables (approximately 18% of net loans at June 30, 2009), please tell us and revise your future filings to disclose the following:

- your procedures should the recourse/personal guarantees on the loans become insufficient; and

- your charge-off policy with respect to these loans.

     Provide us with your proposed future disclosure.

                 *   *   *   *   *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Sharon Blume, Assistant Chief Accountant, at (202) 551-3474 or John Nolan, Senior Assistant Chief Accountant, at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Matt McNair, Attorney-Adviser, at (202) 551-3583 or me at (202) 551-3491 with any other questions.

Sincerely,

Todd K. Schiffman
Assistant Director

cc: Debbie Ashton
(Sterling Bancorp)